Exhibit 12

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings:

Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$149,347	$128,966	$(8,736)	$70,793	$146,378
Fixed charges less capitalized interest and preferred dividends	271,704	289,686	290,964	308,787	283,464
Distributed income of equity investees	9,586	4,959	12,665	15,661	9,450
Equity in losses of equity investees for which charges arise from guarantees	—	(1,646)	—	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(4,158)	(4,203)	(4,901)	(3,886)	(5,278)
Total earnings	$426,479	$417,762	$289,992	$391,355	$434,014

Combined fixed charges (1):
Interest expense (2)	$271,704	$289,686	$290,964	$308,787	$283,464
Capitalized interest	4,955	3,577	6,807	19,218	19,410
Preferred dividends (3)	63,020	53,289	42,555	42,082	34,038
Total combined fixed charges	$339,679	$346,552	$340,326	$370,087	$336,912

Ratio of earnings to combined fixed charges(4)	1.26	1.21	—	1.06	1.29

(1)	The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.
(4)	Total earnings for the year ended December 31, 2009 were inadequate to cover combined fixed charges by $50,334.